UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

Titanium Metals Corporation

(Name of Subject Company)

Titanium Metals Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Andrew B. Nace

Vice President and General Counsel

Titanium Metals Corporation

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240

(972) 233-1700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) further amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed on November 20, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET,” “we,” “our” or “us”), as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012 and Amendment No. 3 filed on December 5, 2012. The Statement relates to the cash tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012 and Amendment No. 3 filed on December 5, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (as amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation” is hereby amended to add the following supplemental disclosure:

The following is added immediately prior to the last sentence of the second full paragraph on page 9 of the Statement, under the heading “Background of the Offer”:

“Parent’s decision not to proceed with any transaction was due to Parent’s conclusion that any offer it was willing to make would not provide Company stockholders a sufficient premium to the then-current stock price.”

The following is added to replace the first sentence of the last paragraph beginning on page 9 of the Statement under the heading “Background of the Offer-Events Occurring Prior to Board Involvement”.

“On September 24 and 26, 2012, Messrs. Watson, O’Brien and Simmons discussed various issues relevant to the Parent’s inquiry, including the prospects for the Company’s business, the complexity of discussions of this nature with a major customer of the Company, including the concern that Parent might pursue other alternatives to a vertical integration strategy for its titanium raw material needs in the event it could not complete a transaction regarding the Company, the overall economic and political uncertainty, and the particular near-term uncertainties in the commercial aerospace industry, both of which affected current and potential future prospects for the business, potential changes in tax policy in 2013, the potential harm to the business from a protracted sale process, including the challenges that a protracted sale process could present regarding the Company’s customer relationships, its employees and future business opportunities, and the alternatives of a purchase of the Affiliated Stockholder Shares, as compared to a purchase of the shares of the entire Company.”

The following is added after the second sentence of the third full paragraph on page 11 of the Statement, under the heading “Background of the Offer—Event Occurring Prior to Board Involvement”:

“Up to this point, the Contran representatives had negotiated with Parent directly on behalf of Contran and certain of its affiliates other than the Company, and had not advised the Company Board of Parent’s offer, because of such representatives’ understanding that any agreement would be solely between Contran and certain of its affiliates other than the Company, on the one hand, and Parent, on the other hand.”

The following is added after the first sentence of the fourth full paragraph on page 14 of the Statement, under the heading “Background of the Offer-Events Occurring After Board Involvement”:

“The representatives of Parent indicated that such reduction was based on non-public information received from the Company regarding Company’s financial performance for the third quarter of 2012 and projections received from the Company for 2013.”

The following is added before the antepenultimate sentence of the third full paragraph on page 15 of the Statement, under the heading “Background of the Offer-Events Occurring After Board Involvement”:

“The Special Committee discussed the need to confirm that Contran’s (and its affiliates’) desire to close any potential transaction in 2012 was due solely to tax planning considerations and not due to some other undisclosed motive.”

The following is added after the fourth sentence of the first paragraph on page 16 of the Statement, under the heading “Background of the Offer-Events Occurring After Board Involvement”.

“Representatives of Morgan Stanley also discussed the tax concern raised by Mr. Simmons (and his affiliates) and the potential implications that the national presidential election could have on the capital gains tax.”

The following is added as a new paragraph after the last paragraph on page 19 of the Statement, under the heading “Background of the Offer-Events Occurring Prior to Board Involvement”.

“Shortly after the Merger Agreement and the Support Agreement were executed, Morgan Stanley contacted eleven potential strategic buyers in order to solicit a higher offer and none of the potential buyers contacted expressed interest in pursuing a transaction. In addition Morgan Stanley has not received any unsolicited inquiries from other potential buyers.”

The following is added after the bullet points at the end of the fourth full paragraph on page 26 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee-Comparable Companies Analysis”:

The following table sets forth the ratios described above for each of the comparable companies:

Company	2012E AV/EBITDA	2013E AV/EBITDA	2012E P/E	2013E P/E
Precision Castparts Corp.	11.1x	9.5x	18.1x	15.5x
Allegheny Technologies Inc.	7.7x	5.9x	17.8x	13.1x
Carpenter Technology Corporation	7.8x	6.2x	15.3x	12.6x
Toho Titanium Co., Ltd.	12.4x	13.6x	NM	NA
RTI International Metals Inc.	9.0x	7.3x	32.2x	20.0x

The following is added after the first sentence of the first paragraph on page 27 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Comparable Companies Analysis”:

“In deriving these ranges, Morgan Stanley focused on the aggregate value to estimated 2013 EBITDA multiples because, in Morgan Stanley’s judgment, forward-looking EBITDA informs the market price of the Company and the comparable companies, and because Morgan Stanley’s analysis was being performed as of November 8, 2012, which is close to the end of 2012.”

The following is added at the end of the first paragraph on page 27 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Comparable Companies Analysis”:

“In deriving a range of AV/EBITDA multiples of 6.5x to 8.0x, Morgan Stanley noted that the mean of the ratios of the aggregate value to estimated 2013 EBITDA for the comparable companies excluding Toho Titanium was approximately 7.2x.”

The following is added as a new paragraph after the first paragraph on page 27 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Comparable Companies Analysis”:

“Morgan Stanley also calculated the ratios of the aggregate value of the Company implied by the Offer Price to estimated 2013 EBITDA based on the projections contained in the Street Case, Management Case A, Management Case B and Management Case C, and the ratios of the aggregate value of the Company implied by the Offer Price to estimated 2012 EBITDA and the stock price of the Company implied by the Offer Price to estimated 2012 EPS and estimated 2013 EPS, in each case based on the Street Case. These implied multiples are set forth in the table below:

	Management Case A	Management Case B	Management Case C	Street Case
2012E AV/EBITDA	NA	NA	NA	12.5x
2013E AV/EBITDA	11.1x	9.3x	8.0x	9.6x
2012 E P/E	NA	NA	NA	24.7x
2013E P/E	NA	NA	NA	18.0x

The word “forward” is added before the word “EBITDA” in the antepenultimate sentence of the last paragraph on page 27 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Discounted Equity Value Analysis”.

The following is added before the last sentence in the last paragraph on page 27 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, financial Advisor to the Special Committee—Discounted Equity Value Analysis”:

“Morgan Stanley discounted these estimates back to November 8, 2012, the last full day of trading prior to Morgan Stanley’s financial analyses.”

The following is added to replace the first sentence (and accompanying table) in the first paragraph on page 28 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Precedent Transactions Analysis”:

“Morgan Stanley reviewed the purchase prices paid and the synergies as a percentage of target-company sales and calculated the ratio of the transaction value to the last 12 months sales and the last 12 months EBITDA as reflected in the table below, based on publicly available information for the following select metal processor and aerospace related transactions since 2005:

Announcement Date	Acquiror	Target	Transaction Value (AV) ($MM)	Synergies/ Target Sales (%)	AV/ Sales	AV/ LTM EBITDA
7/17/2012	Precision Castparts Corp.	McSwain Manufacturing Corporation	295	NA	2.3x	~13.0x
3/8/2012	Precision Castparts Corp.	RathGibson, Inc.	NA	NA	NM	NM
9/22/2011	Nippon Steel Corporation	Sumitomo Metal Industries, Ltd.	22,474	11.8	1.3x	10.3x
9/12/2011	Warburg Pincus LLC	Consolidated Precision Products	~600	NA	~2.5x	~10.5x
7/10/2011	Precision Castparts Corp.	Primus International Inc.	900	NA	2.3x	11.4x
6/20/2011	Carpenter Technology Corporation	Latrobe Specialty Metals, Inc.	558	6.6%	1.5x	9.6x
1/31/2011	Alcoa Inc.	TransDigm Group Inc.	240	NA	0.8x	14.5x
11/17/2010	Allegheny Technologies Inc.	Ladish Co., Inc.	778	24.8	1.9x	12.2x
8/26/2009	Precision Castparts Corp.	Carlton Forge Works, Inc.	850	NA	NM	NM
11/11/2007	Oak Hill Capital Partners	Firth Rixson, Inc.	1,975	NA	2.2x	NM
4/26/2007	Voestalpine AG	Boehler-Uddeholm AG	5,955	3.8	1.4x	8.6x
2/23/2007	Doncasters Group Ltd.	FastenTech Inc.	492	NA	1.2x	8.2x
1/8/2007	Precision Castparts Corp.	Cherry Aerospace LLC	300	NA	NM	NM
12/14/2005	Dubai International Capital LLC	Doncasters Group Ltd.	700	NA	1.5x	9.2x
8/26/2005	Precision Castparts Corp.	Special Metals Corporation	540	12.0	0.6x	14.4x
Historical Mean				11.8	1.6x	11.1x
Historical Median				11.8	1.5x	10.5x

The following is added to replace the first paragraph on page 29 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Precedent Transactions Analysis”:

“Morgan Stanley noted that that the Offer Price implied a multiple of transaction value to the Company’s EBITDA for the 12 month period ending September 30, 2012, based on Company management’s then-preliminary results for third quarter 2012 (which were subsequently publicly disclosed by the Company), of 13.9x. Based on its professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions, Morgan Stanley applied AV/LTM EBITDA multiples ranging from 10.0x to 12.5x to the Company’s EBITDA for the 12 month period ending September 30, 2012, based on Company management’s preliminary results for third quarter 2012 (which were subsequently publicly disclosed by the Company), and derived a reference range of implied equity value per share of the Common Stock of $11.75 to $14.75.

The following is added after the first sentence of the second paragraph on page 29 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Precedent Transactions Analysis”:

“Morgan Stanley observed that over this period, the average premium paid in such transactions was 35.1%, the average premium paid in the subset of such transactions involving all-cash consideration was 37.9%, and the average premium paid in the subset of such transactions involving all-stock consideration was 28.9%.”

The following is added to replace the third sentence of the fourth paragraph on page 29 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Discounted Cash Flow Analysis”:

“Morgan Stanley calculated the net present value of unlevered free cash flows, defined as earnings before interest less taxes, plus depreciation and amortization less capital expenditures, and less increases or plus decreases in working capital and other assets and liabilities, respectively, for the Company for calendar years 2013 through 2017 and calculated terminal values based on a terminal exit multiple of next 12 months EBITDA ranging from 6.5x to 8.0x (a range consistent with the range of AV/EBITDA multiples Morgan Stanley derived from its comparable companies analysis).”

The following is added as a new paragraph after the fourth paragraph on page 29 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Discounted Cash Flow Analysis”:

“The chart below sets forth (in millions) the unlevered free cash flows, earnings before interest and taxes (“EBIT”), capital expenditures, estimated EPS, change in net working capital and net working capital balances that Morgan Stanley utilized in its discounted cash flow analysis, based on the projections contained in the Street Case, Management Case A and Management Case B. Solely for the purpose of creating a terminal value, Morgan Stanley extrapolated forecasted values for calendar year 2017 using the Management Case A and Management Case B projections (which extended through calendar year 2016).

Street Case
	2012	2013	2014	2015	2016	2017
Unlevered Free Cash Flow	5.2	109.0	149.8	123.1	144.0	164.6
EBIT	183.0	252.5	276.1	287.2	294.6	298.0
Capital Expenditures	94.5	90.0	80.0	83.4	85.8	87.0
Estimated Earnings Per Share ($/share)	$0.67	$0.92	$1.01	$1.05	$1.08	$1.09
Change in Net Working Capital	72.8	21.5	11.0	50.1	40.1	28.3
Net Working Capital Balances	821.5	843.0	854.0	904.1	944.2	972.5

Management Case A
	2012	2013	2014	2015	2016	2017
Unlevered Free Cash Flow	(92.1)	67.6	137.7	128.0	195.2	213.3
EBIT	160.7	206.9	249.4	303.3	349.5	360.0
Capital Expenditures	84.5	134.1	92.7	60.0	60.0	61.8
Estimated Earnings Per Share ($/share)	$0.60	$0.77	$0.93	$1.13	$1.30	$1.34
Change in Net Working Capital	168.8	(1.3)	(2.4)	78.1	42.0	31.0
Net Working Capital Balances	917.5	916.3	913.8	992.0	1,034.0	1,065.0

Management Case B
	2012	2013	2014	2015	2016	2017
Unlevered Free Cash Flow	(92.1)	74.6	127.0	168.7	231.2	228.6
EBIT	160.7	258.3	287.4	334.3	372.5	383.7
Capital Expenditures	84.5	134.1	92.7	60.0	60.0	61.8
Estimated Earnings Per Share ($/share)	$0.60	$0.97	$1.08	$1.25	$1.39	$1.43
Change in Net Working Capital	168.8	26.5	33.9	58.4	21.5	31.7
Net Working Capital Balances	917.5	944.0	977.9	1,036.3	1,057.8	1,089.5”

The following is added to replace the antepenultimate sentence of the last paragraph beginning on page 29 of the Statement, under the heading “Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee—Leveraged Buyout Analysis”:

“The implied acquisition price per share paid by the financial sponsor for purposes of this analysis was based on a target range of annualized internal rates of return for the financial sponsor of 20% to 25%, which Morgan Stanley selected based on its professional judgment.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information” is hereby amended to add the following supplemental disclosure:

The following is added to replace the first sentence of the fifth full paragraph on page 35 of the Statement, under the heading “Certain Company Projections”:

“However, in connection with the evaluation of a possible transaction involving the Company, the Company provided Parent twelve-month, unaudited, stand-alone financial forecasts for calendar year 2013 that were prepared by our management specifically for this transaction on October 21 through 23, 2012, and not for public disclosure.”

The following is added to replace the first full paragraph on page 36 of the Statement, under the heading “Certain Company Projections”:

“The Company also provided the Twelve-Month Projections to Morgan Stanley in connection with the rendering of Morgan Stanley’s opinion described under Item 4 (see “Opinion of Morgan Stanley and Co LLC, Financial Advisor to the Special Committee”). In addition, the Company provided to Morgan Stanley, at Morgan Stanley’s request, two sets of five-year, unaudited, standalone financial forecasts that were prepared by our management specifically for this transaction and not for public disclosure. The first set of Five-Year Projections were prepared on October 30, 2012 and were based on the assumptions contained in 2013 Management Case A described above (“Management Case A”), along with future growth assumptions consistent with industry estimates for commercial aircraft build rates based on the commercial aircraft delivery forecasts published from time to time by “The Airline Monitor”, a leading aerospace publication. The second set of Five-Year Projections were prepared on November 1, 2012 and were based on the assumptions contained in 2013 Management Case B described above (“Management Case B”), along with future growth assumptions consistent with industry estimates for commercial aircraft build rates based on the commercial aircraft delivery forecasts published from time to time by The Airline Monitor. These Five-Year Projections were not provided to Parent. The Management Case A and the Management Case B scenarios are referred to as the “Five-Year Projections”. The Twelve-Month Projections and the Five-Year Projections are referred to as the “Projections”. The Company did not prepare separate five-year projections based on the assumptions contained in the 2013 Management Case C described above, because Morgan Stanley did not request that the Company provide five-year projections based on the assumptions contained in the 2013 Management Case C.”

The following items are added after the line item for “Operating Income” in the table on page 39 of the Statement, under the heading “Certain Company Projections—Management Case A”:

Calendar Year
	2012	2013	2014	2015	2016
Tax expense	56	67	81	99	114
Tax rate	33.8%	32.5%	32.5%	32.5%	32.5%

The following items are added at the end of the table on page 39 of the Statement, under the heading “Certain Company Projections—Management Case A”:

Calendar Year
	2012	2013	2014	2015	2016
Other
Capital expenditures	85	134	93	60	60
Changes in net working capital	169	(1)	(2)	78	42

The following line items are added after the line item for “Operating Income” in the table on page 40 of the Statement, under the heading “Certain Company Projections—Management Case B.”

Calendar Year
	2012	2013	2014	2015	2016
Tax expense	56	84	94	109	122
Tax rate	33.8%	32.5%	32.5%	32.5%	32.5%

The following line items are added at the end of the table on page 40 of the Statement, under the heading “Certain Company Projections—Management Case B”:

Calendar Year
	2012	2013	2014	2015	2016
Other
Capital expenditures	85	134	93	60	60
Changes in net working capital	169	27	34	58	22

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following after the eleventh paragraph under the heading “Litigation”:

“On December 11, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company and the other named defendants in the Delaware Actions signed a memorandum of understanding (“MOU”) with the plaintiffs in the Delaware Actions, setting forth an agreement-in-principle to settle the previously disclosed consolidated stockholder class action lawsuit In Re Titanium Metals Corporation Shareholders Litigation, C.A. No. 8029-CS (Consolidated), filed in the Delaware Court of Chancery related to the Agreement and Plan of Merger, dated as of November 9, 2012, among the Company, Parent, and Purchaser. The settlement is subject to, among other items, the execution of a stipulation of settlement by the parties to the litigation and final approval by the Delaware Court of Chancery. Pursuant to the MOU, the Company has agreed to make certain additional disclosures related to the proposed transaction, which are set forth in this Amendment. There is no assurance that the Delaware Court of Chancery will approve the settlement. These additional disclosures supplement the disclosure contained in the Statement (as previously filed and amended) and should be read in conjunction with the disclosures contained therein. To the extent that information in this Amendment differs from or updates information contained in the Statement (as previously filed and amended), this Amendment is more current.”

ITEM 9. EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(e)(8)	Memorandum of Understanding, dated as of December 11, 2012, by and among Ira J. Gaines, Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, Edith Strom, William Rackliffe, Alan Kahn, John Mahlke, Robert Wiggins, John Wolfner, Michael Eakle, Titanium Metals Corporation, Keith R. Coogan, Glenn R. Simmons, Harold C. Simmons, Thomas P. Stafford, Steven L. Watson, Terry N. Worrell, Paul J. Zucconi, Bobby D. O’Brien, Precision Castparts Corp. and ELIT Acquisition Sub Corp. (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITANIUM METALS CORPORATION

Dated: December 11, 2012	By:	/s/ James W. Brown
	Name:	James W. Brown
	Title:	Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated November 20, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Statement).*

(a)(1)(E)	Summary Advertisement as published in the New York Times on November 20, 2012 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(H)	Press Release issued by Precision Castparts Corp., dated November 20, 2012 (incorporated by reference to Exhibit (a)(5)(B) of the Schedule TO).

(a)(2)	Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Annex B to this Statement).*

(a)(5)(A)	Press Release issued by Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp., dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Titanium Metals Corporation with the Securities Exchange Commission on November 13, 2012).

(a)(5)(C)	Press Release issued by Titanium Metals Corporation, dated November 20, 2012.*

(a)(5)(D)	Class Action Complaint captioned Ira J. Gaines et al. v. Titanium Metals Corp. et al., Case No. 8029 filed on November 13, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(E)	Petition filed by Kenneth Blew on November 12, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(F)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(G)	Class Action Complaint captioned Edith Strom v. Titanium Metals Corp. et al., Case No. 8040 filed on November 19, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(H)	Class Action Complaint captioned Doug Gardner v. Titanium Metals Corp. et al., Case No. CC-12-06941-D filed on November 16, 2012 in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(I)	Complaint filed by William Rackliffe, on behalf of themselves and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(J)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(K)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(L)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

Exhibit No.	Document

(a)(5)(M)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

(a)(5)(N)	Complaint filed by John Wolfner, on behalf of himself and all others similarly situated, on November 26, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

(a)(5)(O)	Complaint filed by Empire State Supply Retirement Plan, on behalf of itself and all others similarly situated, on November 27, 2012, in the United States District Court for the District of Delaware (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO).

(a)(5)(P)	Complaint filed by Michael Eakle, on behalf of himself and all others similarly situated, on November 27, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(O) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities and Exchange Commission on November 14, 2012).

(e)(2)	Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(e)(3)	401(k) Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation (incorporated by reference to Exhibit (d)(C) of the Schedule TO).

(e)(4)	The Combined Master Retirement Trust Support Letter, dated as of November 14, 2012 (incorporated by reference to Exhibit (d)(D) of the Schedule TO).

(e)(5)	Confidentiality Agreement, dated as of October 18, 2012, by and between Titanium Metals Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(E) to the Schedule TO).

(e)(6)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit (d)(F) to the Schedule TO).

(e)(7)	Confidentiality Agreement, dated as of October 15, 2012, by and between Contran Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(G) to the Schedule TO).

(e)(8)	Memorandum of Understanding, dated as of December 11, 2012, by and among Ira J. Gaines, Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, Edith Strom, William Rackliffe, Alan Kahn, John Mahlke, Robert Wiggins, John Wolfner, Michael Eakle, Titanium Metals Corporation, Keith R. Coogan, Glenn R. Simmons, Harold C. Simmons, Thomas P. Stafford, Steven L. Watson, Terry N. Worrell, Paul J. Zucconi, Bobby D. O’Brien, Precision Castparts Corp. and ELIT Acquisition Sub Corp. (filed herewith).

*	Previously filed.